Exhibit 99.1

SkyeBrowse to Integrate with Draganfly Drones

With this integration, emergency responders will have enhanced situational awareness and rapid deployment capabilities during critical incidents.

Los Angeles, CA. March 7, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce SkyeBrowse will integrate its world class reality capture platform with Draganfly public safety drones.

This new integration with Draganfly drones by SkyeBrowse will provide emergency responders with enhanced situational awareness and rapid deployment capabilities during critical incidents. The combination of SkyeBrowse’s industry-leading software and Draganfly’s UAV hardware will provide customers with an exceptional solution for public safety. With this new AI technology, emergency personnel will be able to respond to critical incidents quickly and efficiently, with the aim of saving time and lives.

Draganfly’s unmanned aircraft comes designed with custom payloads for various applications. This integration will enable Draganfly’s public safety drones to increase capabilities in relation to accident reconstruction, tactical operations, SAR, disaster response, and firefighting.

SkyeBrowse develops live 3D mapping software for public safety agencies around the world. This technology provides live aerial data and 3D models for scene management during a disaster and first responder situations. SkyeBrowse uses videogrammetry that allows for 3D reconstruction with just one 90-second drone video.

The company’s software offers autonomous drone solutions achieving less than 1cm accuracy 3D models in under 5 minutes to improve situational awareness for first responders during critical operations. The 3D models document crime scenes, vehicular accidents, and plan active shooter mitigation.

Conversly Draganfly’s drone technology will be integrated into SkyeBrowse’s video-based 3D modeling platform to deliver critical situational data to first responders, including modelling, mapping, and monitoring.

“Our team is always striving to find ways to simplify emergency response and provide solutions to enhance current safety systems,” said Cameron Chell, CEO of Draganfly. “We are very honored by this integration as SkyeBrowse is a world-class provider, and we look forward to working with them to bring our innovative solutions to market.”

“As the CEO of Skyebrowse, I am thrilled to partner with Draganfly, a leader in the UAV and drone industry. Together, we can leverage our expertise and cutting-edge technology to revolutionize the way we approach aerial data collection and analysis ultimately enhancing the safety of our first responders and military personnel,” said Bobby Ouyang, CEO and Co-founder of SkyeBrowse. “We at SkyeBrowse are eager to watch this partnership take flight together towards new heights of innovation and success.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact: Arian Hopkins

email: media@draganfly.com

Company Contact

email: info@draganfly.com

About SkyeBrowse

SkyeBrowse is the fastest and easiest drone reality capture platform in the world. Designed by first responders for first responders, SkyeBrowse allows anyone to make a 3D model at the press of a button. With over 8,000 accidents documented on their CJIS-compliant servers, the Texas-based company is trusted by agencies such as the Los Angeles Port Police, Houston Forensics Science Center, the New York City Fire Department, and many more.

Learn more at www.skyebrowse.com

Media Contact: Katie Ferrari

email: info@skyebrowse.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the assertion that with this new technology, emergency personnel will be able to quickly and efficiently respond to critical incidents, saving lives in the process. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.